Exhibit 99.5
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total enters into an offshore exploration block in the Netherlands
Paris, November 2, 2006 — Total has been awarded an exploration licence for block L3, on the Dutch Continental Shelf, in the Netherlands. The block is situated 100 kilometres offshore north of Den Helder, within water depths of around 40 metres, and covers 406 square kilometres.
The licence is granted for four years. The national Dutch State company EBN is expected to become a 40% partner of the project and Total, as operator, will hold the remaining 60%.
The L3 block is in the vicinity of the L4a, L7 and F15a producing blocks operated by Total.
Total looks forward to continuing its prominent role in exploration and production activities in the Netherlands, maintaining the position of the second largest hydrocarbon producer in the country.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com